January 31, 2014

Mr. Ron Alper

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re: Claire’s Stores Inc.

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 3, 2013

Amendment No. 1 to Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 24, 2013

File No. 333-148108

Dear Mr. Alper:

Claire’s Stores, Inc. requests an extension to Thursday, February 13, 2014, to provide a response to the comment letter dated January 16, 2014, from the Staff of the Securities and Exchange Commission regarding the above referenced filing. The extension is being requested because it is not reasonably practicable for the Company to complete the response letter within the ten business day period requested by the Commission in the comment letter.

Thank you for your consideration in this matter.

Sincerely,
/s/ Rebecca R. Orand
Rebecca R. Orand
Senior Vice President and General Counsel